UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: August 13, 2019

Commission File No. 001-38651

Navios Maritime Containers L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐     No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Navios Maritime Containers L.P.

FORM 6-K

TABLE OF CONTENTS

Page
Operating and Financial Review and Prospects	3
Financial Statements Index	F-1

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three month and six month periods ended June 30, 2019 and 2018 of Navios Maritime Containers L.P. (referred to herein as “we”, “us”, “Company” or “Navios Containers”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Containers’ 2018 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) on March 8, 2019.

This Report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events including Navios Containers’ 2019 cash flow generation, future contracted revenues, future distributions and its ability to have any distributions going forward, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, our ability to take advantage of dislocation in the market and Navios Containers’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Containers at the time these statements were made. Although Navios Containers believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Containers. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, uncertainty relating to global trade, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the container shipping sector in general and the demand for our containerships in particular, fluctuations in charter rates for containerships, the aging of our fleet and resultant increases in operating costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Containers operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Containers’ filings with the U.S. Securities and Exchange Commission, including its reports on Form 20- F and reports on Form 6- K. Navios Containers expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Containers’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Containers makes no prediction or statement about the performance of its common units.

Recent Developments

Vessel Acquisitions

In July 2019, Navios Containers converted the obligation to purchase a 2011-built 10,000 TEU containership, into an option, expiring on March 31, 2020. The agreement grants Navios Containers the option and the right of first refusal to acquire the vessel at terms mutually agreed with the seller. In case Navios Containers does not exercise the option and the containership is not sold to a third party by March 31, 2020, Navios Containers will have to make a payment of $3.0 million to the sellers. This containership is employed on time charter with a net rate of $26,663 until July 2019, $26,325 per day until July 2021 and $27,300 per day until June 2022.

On April 23, 2019, Navios Containers took delivery of the Navios Constellation, a 2011-built 10,000 TEU containership. The vessel was acquired from an unrelated third party for a purchase price of $52.5 million. The containership is chartered out at a net rate of $26,325 per day until November 2020 and $27,300 per day until October 2021. The acquisition of the containership was financed with: (i) a $31.1 million loan from a commercial bank maturing in July 2023 and bearing interest at LIBOR plus 325 bps per annum; (ii) a $15.0 million credit by the seller for a period until January 2020 at a rate of 5.0% per annum; and (iii) available cash.

Financing Developments

Refinancing of existing facilities of seven containerships

On June 26, 2019, Navios Containers entered into a new credit facility in order to refinance the outstanding credit facilities of seven containerships with an outstanding balance of $36.7 million. On June 27, 2019 the Company drew $48.8 million under this facility. The facility is repayable in 20 consecutive quarterly instalments, the first four in the amount of $2.0 million each and the remaining 16 in the amount of $1.7 million each, together with a $13.5 million balloon payment on the last repayment date. The facility matures in June 2024 and bears interest at LIBOR plus 300 bps. The Company has no bank debt maturities until 2022.

Overview

We are a growth-oriented international owner and operator of containerships. We were formed in April 2017 by Navios Maritime Holdings Inc. (“Navios Holdings”), which owns, operates or manages one of the largest shipping fleets by capacity, to take advantage of acquisition and chartering opportunities in the container shipping sector. We generate our revenues by chartering our vessels to leading liner companies pursuant to fixed-rate time charters.

As of August 13, 2019, Navios Containers had a total of 34,603,100 common units outstanding. Navios Maritime Partners L.P. (“Navios Partners”) held 11,592,276 common units representing 33.5% of the equity and Navios Holdings held 1,263,276 common units representing 3.7% of the equity of Navios Containers. Navios Maritime Containers GP LLC, a Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings, has been admitted as our general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distributions by, Navios Containers.

Our Fleet

As of August 8, 2019, Navios Containers owned a fleet of 29 vessels, totaling 142,821 TEU and with an average age of 11.1 years. Our fleet includes three 3,450 TEU containerships, 22 containerships between 4,250 TEU and 4,730 TEU and four containerships between 8,200 TEU and 10,000 TEU. As of August 8, 2019, we had contracts covering 79.7% and 24.3% of available days for the remainder of 2019 and for 2020, respectively (excluding index-linked charters).

The following table provides summary information about our fleet as of August 8, 2019:

Owned Vessels	TEU	Built	Charter Expiration Date (1)	Charter-Out Rate(2)
Navios Summer(3)	3,450	2006	August 2019		$10,780
Navios Verano(3)	3,450	2006	November 2019		$10,106
Navios Spring(3)	3,450	2007	October 2019		$8,394
			April 2020		$8,888
Navios Vermilion(3)	4,250	2007	October 2019		$8,906
Navios Indigo(3)	4,250	2007	October 2019		$10,347
Navios Amaranth(3)	4,250	2007	November 2019		$8,037
Navios Amarillo(3)	4,250	2007	August 2019		$8,540
Navios Verde(3)	4,250	2007	September 2019		$7,900
			April 2020		$13,035
Navios Azure(3)	4,250	2007	August 2019		$12,023
			March 2020		$11,850
Navios Domino(3)	4,250	2008	August 2019		$7,980
Navios Dedication(3)	4,250	2008	August 2019		$7,980
Navios Delight(3)	4,250	2008	May 2020		$9,134
Navios Destiny(3)	4,250	2009	December 2019		$9,431
Navios Devotion(3)	4,250	2009	April 2020		$8,203
Navios Lapis	4,250	2009	September 2019		$$8,036
			December 2020	$	Index	(5)
Navios Tempo	4,250	2009	October 2019		$9,587
			July 2021		Index	(5)
Navios Dorado	4,250	2010	October 2019		$11,356
Navios Felicitas	4,360	2010	September 2019		$8,663
			April 2020		$12,541
Bahamas	4,360	2010	September 2019		$7,790
			March 2020		$10,213
Bermuda	4,360	2010	February 2020		$10,001
Navios Miami	4,563	2009	August 2019		$8,422

			June 2020		$12,541
APL Oakland	4,730	2008	March 2020	(4)	$27,156
APL Los Angeles	4,730	2008	April 2020	(4)	$27,156
APL Denver	4,730	2008	May 2020	(4)	$27,156
APL Atlanta	4,730	2008	June 2020	(4)	$27,156
YM Utmost	8,204	2006	April 2020		$21,231
Navios Unite	8,204	2006	April 2021		$23,160
Navios Unison	10,000	2010	May 2021		$26,325
			April 2022		$27,300
Navios Constellation	10,000	2011	November 2020		$26,325
			October 2021		$27,300

(1)	Charter expiration dates shown reflect expected redelivery dates.
(2)	Daily charter-out rate, net of commissions where applicable.
(3)	The vessel is subject to a sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. for a period of up to five years, at which time we have an obligation to purchase the vessel.
(4)	Charter expiration dates shown reflect earliest redelivery date of the full redelivery period in the charter agreement.
(5)	The market rate will be calculated according to the Container Ship Time Charter Assessment Index (ConTex) as published for a 4,250 TEU vessel for a 12 month period.

Our Charters

We provide seaborne shipping services under short-term, medium-term and long-term time charters with customers that we believe are creditworthy. For the six month period ended June 30, 2019, two customers, NOL Liner PTE Ltd and Hapag-Lloyd AG represented 35.1% and 14.9% of our total revenues, respectively. For the year ended December 31, 2018, two customers, NOL Liner PTE Ltd and Mitsui O.S.K. Lines, represented 30.5% and 25.7% of our total revenues, respectively. No other customer accounted for 10% or more of total revenues for the periods presented.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the container shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to employ our vessels on short-term, medium-term and long-term time charters. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read “Risk Factors” in our 2018 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter of the vessel;

•

the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•

a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2018 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The financial condition and the results of operations presented for the three and six month periods ended June 30, 2019 and 2018 of Navios Containers presented discussed below include the following entities:

Company Name	Nature	Effective Ownership Interest	Country of Incorporation	Statements of Operations
				2019	2018
Navios Maritime Containers L.P.	Holding Company	—	Marshall Is.	01/01—06/30	01/01—06/30
Navios Partners Containers Finance Inc.	Sub—Holding Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Navios Partners Containers Inc.	Sub—Holding Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Olympia II Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Pingel Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Ebba Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Clan Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Sui An Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Bertyl Ventures Co.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Silvanus Marine Company	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Anthimar Marine Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Enplo Shipping Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Morven Chartering Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Rodman Maritime Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Isolde Shipping Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Velour Management Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30

Evian Shiptrade Ltd.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Boheme Navigation Company	Sub—Holding Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Theros Ventures Limited	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Legato Shipholding Inc.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Inastros Maritime Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Zoner Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Jasmer Shipholding Ltd.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Thetida Marine Co.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Jaspero Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Peran Maritime Inc.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Nefeli Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	03/13—06/30
Fairy Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	—
Limestone Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	—
Crayon Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	05/31—06/30
Chernava Marine Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	05/14—06/30
Proteus Shiptrade S.A	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	05/14—06/30
Vythos Marine Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	05/31—06/30
Iliada Shipping S.A.	Operating Company	100%	Marshall Is.	01/01—06/30	05/31—06/30
Vinetree Marine Company	Operating Company	100%	Marshall Is.	01/01—06/30	04/04—06/30
Afros Maritime Inc.	Operating Company	100%	Marshall Is.	01/01—06/30	05/31—06/30

(1)	Currently, vessel—operating company under the sale and leaseback transaction.

The accompanying interim condensed consolidated financial statements of Navios Containers are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, of Navios Containers’ condensed consolidated financial position as of June 30, 2019 and the condensed consolidated results of operations for the three and six month periods ended June 30, 2019 and 2018. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under U.S. GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the condensed consolidated financial statements and related notes included in Navios Containers’ Annual Report on Form 20-F for the year ended December 31, 2018.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Containers’ fleet performance for the three and six month periods ended June 30, 2019 and 2018.

	Three month period ended June 30,		Six month period ended June 30,
	2019 (unaudited)	2018 (unaudited)	2019 (unaudited)	2018 (unaudited)
FLEET DATA
Available days(1)	2,568	2,012	5,039	3,919
Operating days(2)	2,563	1,980	5,026	3,857
Fleet utilization(3)	99.8%	98.4%	99.7%	98.4%
Time Charter Equivalent (“TCE”) per day (4)	$12,594	$15,308	$12,409	$15,284
Vessels operating at period end	29	23	29	23

(1)

Available days: Available days for the fleet are total calendar days the vessels were in Navios Containers’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs or repairs under guarantee, vessel upgrades, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)

Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization: Fleet utilization is the percentage of time that Navios Containers’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	TCE rate: TCE per day is defined as revenues less time charter and voyage expenses during a relevant period divided by the number of available days during the period.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three month periods ended June 30, 2019 and 2018.

	Three Month Period Ended June 30, 2019 ($ ‘000) (unaudited)	Three Month Period Ended June 30, 2018 ($ ‘000) (unaudited)
Revenue	$33,678	$31,508
Time charter and voyage expenses	(1,335)	(714)
Direct vessel expenses	(1,034)	(232)
Management fees (entirely through related parties transactions)	(16,408)	(12,449)
General and administrative expenses	(2,570)	(1,670)
Depreciation and amortization	(7,064)	(9,871)
Interest expense and finance cost, net	(4,386)	(2,067)
Other expense, net	(433)	(18)

Net income	$448	$4,487

Period over Period Comparisons

For the Three Month Period ended June 30, 2019 compared to the Three Month Period ended June 30, 2018

Revenue: Revenue for the three month period ended June 30, 2019 was $33.7 million, as compared to $31.5 million for the comparative period in 2018. The $2.2 million increase was mainly due to the increase in the number of vessels operating during the three months ended June 30, 2019 and the resulting increase in the number of available days from 2,012 for the three month period ended June 30, 2018 to 2,568 for the three month period ended June 30, 2019, offset by the decrease in time charter rates reflecting primarily the expiration of certain legacy time charter contracts. TCE per day declined from $15,308 for the three month period ended June 30, 2018 to $12,594 for the same period during 2019, primarily as a result of the expiration of these contracts between the two periods.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended June 30, 2019 increased by $0.6 million, to $1.3 million, as compared to $0.7 million for the three month period ended June 30, 2018. The increase was mainly attributable to a: (i) $0.2 million increase in brokers’ commissions due to the increased fleet; (ii) $0.2 million increase in bunkers expenses; and (iii) $0.2 million increase in other voyage expenses.

Direct vessel expenses: Direct vessel expenses for the three month period ended June 30, 2019 and June 30, 2018 amounted to $1.0 million and $0.2 million, respectively. The increase in direct vessel expenses of $0.8 million was attributable to a: (i) $0.6 million increase in amortization of drydock and special survey costs of certain vessels in our fleet; and (ii) $0.2 million increase in other direct vessel expenses.

Management fees (entirely through related parties transactions): Management fees for the three month period ended June 30, 2019 and June 30, 2018 were $16.4 million and $12.4 million, respectively. The $4.0 million increase was attributable to the increase in the number of operating vessels from 23 as of June 30, 2018 to 29 as of June 30, 2019 and the resulting increase of available days from 2,012 for the three month period ended June 30, 2018 to 2,568 for the three month period ended June 30, 2019. Pursuant to the Management Agreement, the Manager a wholly-owned subsidiary of Navios Holdings (the “Manager”), provides commercial and technical management services to our vessels for a daily fixed fee of $6,100 for containerships from 3,000 TEU up to 5,500 TEU and $7,400 for containerships from 8,000 TEU up to 10,000 TEU, payable on the last day of each month, covering our vessels’ operating expenses, other than certain extraordinary fees and costs.

General and administrative expenses: General and administrative expenses increased by $0.9 million to $2.6 million for the three month period ended June 30, 2019 from $1.7 million for the three month period ended June 30, 2018. Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to us. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The $0.9 million increase was attributable to a: (i) $0.6 million increase in expense charged by the Manager mainly due to the growth in our fleet; and (ii) $0.3 million increase in legal, professional fees and other general and administrative expenses.

Depreciation and amortization: Depreciation and amortization was $7.1 million and $9.9 million for the three month periods ended June 30, 2019 and 2018, respectively. The decrease of $2.8 million was primarily due to a: (i) $4.3 million decrease in the amortization of the intangible assets resulting from the expiration of five charter-out contracts between the two periods; and (ii) $1.5 million increase in vessel depreciation due to the increased number of vessels in Navios Containers’ fleet. Vessel depreciation for containerships is calculated using an estimated useful life of 30 years from the date the vessel was originally delivered from the shipyard. The amortizable value of favorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. The weighted average remaining useful life for time charters with favorable terms is 0.9 years.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended June 30, 2019 and June 30, 2018 was $4.4 million and $2.1 million, respectively. The increase of $2.3 million was mainly attributable to a: (i) $2.0 million increase in the interest expense, which resulted from an increase in the weighted average outstanding debt from $123.0 million for the three month period ended June 30, 2018, to $254.7 million for the three month period ended June 30, 2019; and (ii) $0.3 million increase in the amortization of the deferred finance fees. The weighted average interest rate under our credit facilities for the three month period ended June 30, 2019 and 2018 was 5.85% and 5.78%, respectively.

Other expense, net: Other expense, net for the three month period ended June 30, 2019 and June 30, 2018 amounted to $0.4 million and $0.02 million, respectively and was attributable to miscellaneous expenses.

Net income: Net income for the three month period ended June 30, 2019 was $0.4 million, as compared to $4.5 million income for the three month period ended June 30, 2018. The $4.1 million decrease in net income was due to the factors discussed above.

For the Six Month Period ended June 30, 2019 compared to the Six Month Period ended June 30, 2018

The following table presents consolidated revenue and expense information for the six months ended June 30, 2019 and June 30, 2018. This information was derived from our unaudited consolidated revenue and expense accounts for the respective period.

	Six Month Period Ended June 30, 2019 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2018 ($ ‘000) (unaudited)
Revenue	$65,510	$61,425
Time charter and voyage expenses	(2,982)	(1,525)
Direct vessel expenses	(1,822)	(460)
Management fees (entirely through related parties transactions)	(32,131)	(24,088)
General and administrative expenses	(5,064)	(3,360)
Depreciation and amortization	(14,173)	(20,437)
Interest expense and finance cost, net	(8,484)	(3,938)
Other expense, net	(353)	(89)

Net income	$501	$7,528

Revenue: Revenue for the six month period ended June 30, 2019 was $65.5 million, as compared to $61.4 million for the comparative period in 2018. The increase of $4.1 million was mainly due to the increase in the number of vessels operating during the six months ended June 30, 2019 and the resulting increase in the number of available days from 3,919 for the six month period ended June 30, 2018 to 5,039 for the six month period ended June 30, 2019, offset by the decrease in time charter rates reflecting primarily the expiration of certain legacy time charter contracts. TCE per day declined from $15,284 for the six month period ended June 30, 2018 to $12,409 for the same period during 2019, primarily as a result of the expiration of these contracts between the two periods.

Time charter and voyage expenses: Time charter and voyage expenses for the six month period ended June 30, 2019 increased by $1.5 million, to $3.0 million, as compared to $1.5 million for the six month period ended June 30, 2018. The increase was mainly attributable to a: (i) $0.9 million increase in bunkers expenses; (ii) $0.4 million increase in brokers’ commissions due to the increased fleet; and (iii) $0.1 million increase in other voyage expenses.

Direct vessel expenses: Direct vessel expenses for the six month period ended June 30, 2019 and June 30, 2018 amounted to $1.8 million and $0.5 million, respectively. The increase in direct vessel expenses of $1.3 million was attributable to a: (i) $1.1 million increase in amortization of drydock and special survey costs of certain vessels in our fleet; and (ii) $0.2 million increase in other direct vessel expenses.

Management fees (entirely through related parties transactions): Management fees for the six month periods ended June 30, 2019 and June 30, 2018 were $32.1 million and $24.1 million, respectively. The $8.0 million increase was attributable to the increase in the number of operating vessels from 23 as of June 30, 2018 to 29 as of June 30, 2019 and the resulting increase of available days from 3,919 for the six month period ended June 30, 2018 to 5,039 for the six month period ended June 30, 2019. Pursuant to the Management Agreement, the Manager, provides commercial and technical management services to our vessels for a daily fixed fee of $6,100 for containerships from 3,000 TEU up to 5,500 TEU and $7,400 for containerships from 8,000 TEU up to 10,000 TEU, payable on the last day of each month, covering our vessels’ operating expenses, other than certain extraordinary fees and costs.

General and administrative expenses: General and administrative expenses increased by $1.8 million to $5.1 million for the six month period ended June 30, 2019 from $3.4 million for the six month period ended June 30, 2018. Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to us. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The $1.8 million increase was attributable to a: (i) $0.8 million increase in expense charged by the Manager mainly due to the growth in our fleet; and (ii) $1.0 million increase in legal, professional fees and other general and administrative expenses.

Depreciation and amortization: Depreciation and amortization was $14.2 million and $20.4 million for the six month periods ended June 30, 2019 and 2018, respectively. The decrease of $6.3 million was primarily due to a: (i) $9.1 million decrease in the amortization of the intangible assets resulting from the expiration of five charter-out contracts between the two periods; and (ii) $2.8 million increase in vessel depreciation due to the increased number of vessels in Navios Containers’ fleet. Vessel depreciation for containerships is calculated using an estimated useful life of 30 years from the date the vessel was originally delivered from the shipyard. The amortizable value of favorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. The weighted average remaining useful life for time charters with favorable terms is 0.9 years.

Interest expense and finance cost, net: Interest expense and finance cost, net for the six month periods ended June 30, 2019 and June 30, 2018 was $8.5 million and $3.9 million, respectively. The increase of $4.6 million was mainly attributable to a: (i) $3.9 million increase in the interest expense, which resulted from an increase in the weighted average outstanding debt from $121.4 million for the six month period ended June 30, 2018, to $238.3 million for the six month period ended June 30, 2019; (ii) $0.6 million increase in the amortization of the deferred finance fees; and (iii) $0.1 million decrease in interest income. The weighted average interest rate under our credit facilities for the six month period ended June 30, 2019 and 2018 was 5.88% and 5.61%, respectively.

Other expense, net: Other expense net for the six month period ended June 30, 2019 and June 30, 2018 amounted to $0.4 million and $0.1 million, respectively, and was mainly attributable to miscellaneous expenses.

Net income: Net income for the six months ended June 30, 2019 was $0.5 million compared to $7.5 million income for the six months ended June 30, 2018. The decrease in net income of $7.0 million was due to the factors discussed above.

Liquidity and Capital Resources

Our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to capital expenditures, relating to vessel acquisitions, maintenance capital expenditures (relating primarily to drydocking expenditures) and debt repayment.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and borrowings. On June 30, 2019 and December 31, 2018, our current assets totaled $29.0 million and $25.1 million, respectively, while current liabilities totaled $65.4 million and $47.4 million, respectively, resulting in a negative working capital position of $36.4 million and $22.3 million, respectively. As of June 30, 2019 and December 31, 2018, our current liabilities included $52.0 million and $35.3 million, respectively, related to installments due under our credit facilities and the financial liability under the sale and leaseback transactions. Navios Containers’ cash forecast, including contracted revenue, indicates that it will generate sufficient cash to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business through twelve months commencing from August 13, 2019. Our contracted revenue, as of August 8, 2019, amounted to $140.0 million. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to raise the size of our credit facilities or obtaining additional funds on favorable terms.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government provided insurance limits. We also minimize exposure to credit risk by dealing with a diversified group of major financial institutions.

Borrowings

Navios Containers’ long-term borrowings are reflected in our balance sheet as “Long-term debt, net of current portion,” “Long-term financial liability, net of current portion”, “Current portion of long-term debt, net” and “Financial liability short term, net”. As of June 30, 2019 and December 31, 2018, total borrowings, net amounted to $265.4 million and $219.0 million, respectively. The current portion of long-term debt, net amounted to $43.7 million and $27.6 million as of June 30, 2019 and December 31, 2018, respectively. Long-term financial liability, net of current portion amounted to $74.1 million and $78.1 million as of June 30, 2019 and December 31, 2018, respectively and the short term portion as of the same date was $8.3 million and $7.7 million, respectively.

ABN AMRO BANK N.V Facilities: On June 29, 2017, we entered into a facility agreement with ABN AMRO BANK N.V. (“ABN AMRO”) for an amount of up to $40.0 million to finance part of the purchase price of seven containerships. The facility was repaid in full on November 9, 2018. As of June 30, 2019, there was no outstanding amount under this facility.

On July 27, 2017, we entered into a facility agreement with ABN AMRO for an amount of up to $21.0 million to finance part of the purchase price of seven containerships. We had drawn the entire amount under this loan during the third quarter of 2017, net of the loan’s discount of $0.3 million. On December 1, 2017, we extended the facility, dated July 27, 2017, for an additional amount of $50.0 million to finance part of the purchase price of four containerships. We had drawn the entire amount under the additional loan, within the fourth quarter of 2017, net of the loan’s discount of $0.6 million. On December 6, 2018, we refinanced the July 27, 2017 credit facility. As of June 30, 2019, there was no outstanding amount under this facility.

On December 3, 2018, we entered into a facility agreement with ABN AMRO for an amount of up to $50.0 million divided into two tranches: (i) the first tranche is for an amount of up to $41.2 million in order to refinance the outstanding debt of four containerships and to partially finance the acquisition of one containership; and (ii) the second tranche is for an amount of up to $8.8 million in order to partially finance the acquisition of one containership. This loan bears interest at a rate of LIBOR plus 350 bps. On June 28, 2019 the Company entered into a supplemental agreement with ABN AMRO, under which the Company made a partial prepayment of the loan in the aggregate amount of $9.4 million and two containerships were released from the facility. The outstanding loan amount of $32.6 million as of June 30, 2019, is repayable in 14 quarterly installments, the first three in the amount of $3.4 million each and the subsequent 11 in the amount of $1.05 million each along with a final balloon payment of $10.9 million payable together with the last installment due in December 2022.

BNP Paribas Facilities: On December 20, 2017, we entered into a facility agreement with BNP Paribas for an amount of up to $24.0 million (divided into four tranches of up to $6.0 million each) to finance part of the purchase price of four containerships. The Company had drawn $24.0 million under this facility, during the fourth quarter of 2017 and the first quarter of 2018, net of loan’s discount of $0.3 million. In September 2018, the Company entered into a facility agreement with BNP Paribas to extend the facility, dated December 20, 2017, for an additional amount of $9.0 million to partially finance the purchase price of one containership. The Company drew the entire amount net of the loan’s discount of $0.1 million on September 7, 2018. These loans bore interest at a rate of LIBOR plus 300 bps. On June 28, 2019, Navios Containers refinanced the facilities dated in December 2017 and September 2018. As of June 30, 2019, there were no outstanding amounts under these facilities.

On May 25, 2018, we entered into a facility agreement with BNP Paribas, for an amount of up to $25.0 million to finance part of the purchase price of one containership. This loan bore interest at a rate of LIBOR plus 300 bps. On May 29, 2018, we drew $25.0 million under this facility, net of the loan’s discount of $0.3 million. On March 14, 2019, the facility was repaid in full. There was no outstanding loan amount under the facility as of June 30, 2019.

On June 26, 2019, the Company entered into a facility agreement with BNP Paribas for an amount of up to $54.0 million to refinance the existing facilities of seven containerships. On June 27, 2019, the company drew $48.8 million, net of loan’s discount of $0.4 million. This loan bears interest at a rate of LIBOR plus 300 bps. The facility is repayable in 20 quarterly installments the first four in the amount of $2.0 million each and the subsequent 16 in the amount of $1.7 million each along with a final balloon payment of $13.5 million payable together with the last installment, falling due on June 2024. As of June 30, 2019, the outstanding loan amount under this facility was $48.8 million and no amount remains to be drawn.

Hamburg Commercial Bank AG and Alpha Bank A.E.: On June 28, 2018, we entered into a facility agreement with Hamburg Commercial Bank AG and Alpha Bank A.E. for an amount of up to $36.0 million to finance part of the purchase price of two containerships. This loan bears interest at a rate of LIBOR plus 325 bps. As of June 30, 2019, we had drawn $36.0 million under this facility, net of the loan’s discount of $0.3 million. As of June 30, 2019, the outstanding loan amount under this facility was $29.6 million and is repayable in 12 consecutive quarterly installments in an amount of $1.2 million each together with a final balloon payment of $15.2 million payable together with the last installment falling due in June 2022.

On November 9, 2018, we entered into a facility agreement with Hamburg Commercial Bank AG divided into four tranches of up to $31.8 million each to finance part of the purchase price of up to four 10,000 TEU containerships. This loan bears interest at a rate of LIBOR plus 325 bps and commitment fee of 0.75% per annum on the undrawn loan amount. On March 12, 2019, we cancelled one of the tranches of the facility. On March 13, 2019, we drew $30.2 million of the second tranche, net of the loan’s discount of $0.2 million, to refinance the outstanding debt of one containership. The second tranche of the facility is repayable in 17 consecutive quarterly installments in an amount of $0.7 million each together with a final balloon payment of $17.5 million payable together with the last installment falling due in July 2023. On April 18, 2019, the Company drew $31.1 million of the fourth tranche, net of the loan’s discount of $0.2 million, to finance part of the purchase price of one containership. The fourth tranche of the facility is repayable in 17 consecutive quarterly installments each in an amount of $0.68 million together with a final balloon payment of $18.9 million payable together with the last installment falling due in July 2023. As of June 30, 2019, no amount had been drawn under the third tranche of the facility which is repayable in 17 consecutive quarterly installments in an amount of $0.68 million each together with a final balloon payment of $18.9 million. As of June 30, 2019, the outstanding loan amount under the facility was $59.9 million and the amount remaining to be drawn was $30.4 million.

Sellers’ Credit: In January 2019, the Company entered into a sellers’ credit agreement in connection with the acquisition of two 10,000 TEU containerships, for an amount of up to $20.0 million at a rate of 5% per annum, divided in two tranches of $15.0 million and $5.0 million. On April 23, 2019, following the acquisition of one 2011-built 10,000 TEU containership, the company drew $15.0 million, net of discount of $0.2 million. In July 2019, following the conversion of the purchase obligation of the second 2011-built 10,000 TEU containership into an option, the second tranche expired. The drawn sellers’ credit matures in January 2020.

Financial Liability: On May 25, 2018, we entered into a $119.0 million sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd. to refinance the outstanding balance of the existing facilities of 18 containerships. We have a purchase obligation to acquire the vessels at the end of the lease term and, under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessels from our balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On June 29, 2018, we completed the sale and leaseback of the first six vessels for $37.5 million. On July 27, 2018 and on August 29, 2018, we completed the sale and leaseback of four additional vessels for $26.0 million. On November 9, 2018, we completed the sale and leaseback of four additional vessels for $26.7 million. We did not proceed with the sale and leaseback transaction of the four remaining vessels. We are obligated to make 60 monthly payments in respect of all 14 vessels of approximately $1.1 million each. We also have an obligation to purchase the vessels at the end of the fifth year for $45.1 million. As of June 30, 2019, the outstanding balance under the sale and leaseback transaction was $83.9 million.

Amounts drawn under the facilities are secured by first priority mortgages on our vessels. The credit facilities and sale and leaseback transaction contain a number of restrictive covenants that limit our and/or our subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions other than on arm’s length terms; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of our vessels; acquiring any vessel or permitting any guarantor to acquire any further assets or make investments; purchasing or otherwise acquiring for value any units of our capital or declaring or paying any distributions; permitting any guarantor to form or acquire any subsidiaries. The majority of credit facilities and sale and leaseback transaction also require the vessels to comply with the ISM Code and ISPS Code and to maintain safety management certificates and documents of compliance at all times.

Our credit facilities and sale and leaseback transaction also require compliance with a number of financial covenants, including: (i) maintain a value to loan ratio ranging from 120% to 125%; (ii) minimum free consolidated liquidity of $14.5 million as of June 30, 2019 and equal to at least the product of $0.5 million and the total number of vessels as defined in our credit facilities; (iii) maintain a ratio of liabilities-to-assets (as defined in our credit facilities) of less than 0.80 : 1.00; and (iv) maintain a minimum net worth of at least $75.0 million. Among other events, it will be an event of default under our credit facilities and sale and leaseback transaction if the financial covenants are not complied with.

In addition, it is a requirement under the credit facilities that Navios Holdings, Navios Partners, Angeliki Frangou and their respective affiliates collectively own at least 20% of Navios Containers.

As of June 30, 2019, we were in compliance with all of the covenants under all of our credit facilities and sale and leaseback transaction.

The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2019 were 5.85% and 5.88%, respectively. The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2018, were 5.78% and 5.61%, respectively.

For the three month periods ended June 30, 2019 and June 30, 2018, interest expense amounted to $3.8 million and $1.8 million, respectively, and was included under “Interest expense and finance cost” in the condensed consolidated statements of income. For the six month periods ended June 30, 2019 and June 30, 2018, interest expense amounted to $7.3 million and $3.4 million, respectively, and was included under “Interest expense and finance cost, net” in the condensed consolidated statements of income.

The maturity table below reflects the principal payments for the next five years of all of our borrowings outstanding as of June 30, 2019 based on the repayment schedules of the respective loan facilities and financial liability (as described above).

Payment due by 12 month period ending	Amount in millions of U.S. dollars
June 30, 2020	53.5
June 30, 2021	30.2
June 30, 2022	45.9
June 30, 2023	54.0
June 30, 2024	86.1

Total	$269.7

Cash flows for the six month period ended June 30, 2019 compared to the six month period ended June 30, 2018:

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Containers for the six month periods ended June 30, 2019 and 2018.

	Six Month Period Ended June 30, 2019 ($ ‘000) (Unaudited)	Six Month Period Ended June 30, 2018 ($ ‘000) (Unaudited)
Net cash provided by operating activities	$9,321	$19,613
Net cash used in investing activities	(56,647)	(63,174)
Net cash provided by financing activities	45,289	70,160

Net (decrease)/increase in cash, cash equivalents and restricted cash	$(2,037)	$26,599
Cash and cash equivalents and restricted cash, beginning of period	18,892	14,501

Cash and cash equivalents and restricted cash, end of period	$16,855	$41,100

Cash provided by operating activities for the six month period ended June 30, 2019 as compared to the cash provided by operating activities for the six month period ended June 30, 2018:

Net cash provided by operating activities decreased by $10.3 million to $9.3 million inflow for the six month period ended June 30, 2019, as compared to $19.6 million inflow for the six month ended June 30, 2018. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items as discussed below.

Net income decreased by $7.0 million to $0.5 million for the six month period ended June 30, 2019, from $7.5 million income for the six month period ended June 30, 2018. For the six month period ended June 30, 2019, the aggregate adjustment to reconcile net income to net cash provided by operating activities was a $16.9 million positive adjustment, which consisted of the following: $14.2 million of depreciation and amortization, $1.6 million of amortization of deferred drydock and special survey costs and $1.1 million of amortization and write-off of deferred financing costs.

The net cash outflow resulting from the change in operating assets, liabilities and payments for drydock and special survey costs of $8.1 million for the six month period ended June 30, 2019 resulted from a $4.3 million increase in inventories, a $3.2 million payment for drydock and special survey costs, a $1.2 million decrease in accounts payable, a $1.0 million increase in other current assets, a $0.9 million decrease in deferred income and cash received in advance, a $0.3 million increase in accounts receivable, a $0.3 million decrease in accrued expenses, a $0.3 million increase in balance due from related parties, non-current and a $0.2 million increase in prepaid expenses. These were partially offset by a $3.6 million increase in due to affiliates.

For the six month period ended June 30, 2018, the aggregate adjustment to reconcile net income to net cash provided by operating activities was an $21.4 million positive adjustment, which consisted of the following: $20.4 million of depreciation and amortization, $0.5 million of amortization of deferred drydock and special survey costs and $0.5 million of amortization of deferred financing costs.

The net cash outflow resulting from the change in operating assets, liabilities and payments for drydock and special survey costs of $9.3 million for the six month period ended June 30, 2018 resulted from a $5.4 million increase in balance due from related parties (current and non-current), a $2.7 million increase in prepaid expenses and other current assets, a $1.6 million payments for drydock, a $0.5 million increase in other long term assets, a $0.2 million decrease in deferred income and cash received in advance and a $0.1 million increase in accounts receivables. These were partially offset by a $0.9 million increase accounts payable, a $0.2 million decrease in inventories and a $0.1 million increase in accrued expenses.

Cash used in investing activities for the six month period ended June 30, 2019 as compared to the cash used in investing activities for the six month period ended June 30, 2018.

Net cash used in investing activities decreased by $6.6 million to $56.6 million outflow for the six month period ended June 30, 2019, as compared to $63.2 million outflow for the same period in 2018.

Cash used in investing activities for the six months ended June 30, 2019 was the result of $56.6 million in payments relating to the acquisition of one containership of which we took delivery on April 23, 2019 and to capitalized expenses related to regulatory requirements, including ballast water treatment system, of our fleet.

Cash used in investing activities for the six months ended June 30, 2018 was the result of $63.2 million in payments relating to the acquisition of two containerships of which we took delivery in the first half of 2018 and capitalized expenses.

Cash provided by financing activities for the six month period ended June 30, 2019 as compared to cash provided by financing activities for the six month period ended June 30, 2018

Net cash provided by financing activities decreased by $24.9 million to $45.3 million inflow for the six month period ended June 30, 2019, as compared to $70.2 million inflow for the same period in 2018.

Cash provided by financing activities for the six month period ended June 30, 2019 was the result of: (i) $77.9 million of payments performed in connection with our outstanding indebtedness; and (ii) $1.9 million of debt issuance costs, offset by $125.0 million of new loan proceeds to refinance the existing credit facility of one containership.

Cash provided by financing activities for the six months ended June 30, 2018 was the result of: (i) $31.0 million of loan proceeds to partially finance the acquisition of two containerships; (ii) $37.5 million from the completion of the sale and leaseback transaction of six vessels in June 2018; and (iii) $29.1 million proceeds from the issuance of 5,454,546 common shares, net of offering costs, related to the follow-on private placement in March 2018. This overall increase was partially offset by: (i) $25.9 million of payments performed in connection with our outstanding indebtedness; and (ii) $1.5 million of debt issuance costs.

Reconciliation of EBITDA from Net Cash Provided by Operating Activities

	Three Month Period Ended June 30, 2019 (unaudited)	Three Month Period Ended June 30, 2018 (unaudited)	Six Month Period Ended June 30, 2019 (unaudited)	Six Month Period Ended June 30, 2018 (unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$9,358	$12,232	$9,321	$19,613
Net increase/(decrease) in operating assets	5,621	(487)	6,228	8,447
Net (increase)/decrease in operating liabilities	(6,561)	1,479	(1,284)	(730)
Net interest and finance cost	4,386	2,067	8,484	3,938
Amortization and write-off of deferred financing costs	(541)	(255)	(1,145)	(526)
Payments for dry dock and special survey costs	467	1,621	3,174	1,621

EBITDA(1)	12,730	16,657	24,778	32,363

Expressed in thousands of U.S. dollars	Three Month Period Ended June 30, 2019 (unaudited)	Three Month Period Ended June 30, 2018 (unaudited)	Six Month Period Ended June 30, 2019 (unaudited)	Six Month Period Ended June 30, 2018 (unaudited)
Net cash provided by operating activities	$9,358	$12,232	$9,321	$19,613
Net cash used in investing activities	$(54,892)	$(50,386)	$(56,647)	$(63,174)
Net cash provided by financing activities	$47,788	$45,963	$45,289	$70,160

(1)

EBITDA: EBITDA represents net income before interest and finance costs, before depreciation and amortization and before income taxes. We use EBITDA as liquidity measure and reconcile EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase in operating assets; (ii) net (increase) in operating liabilities; (iii) net interest cost; (iv) amortization of deferred financing costs; and (v) payments for drydock and special survey costs. We believe that EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding our ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay distributions. We also believe that EBITDA is used: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA should not be considered as a principal indicator of our performance. Furthermore, our calculation of EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the three months ended June 30, 2019 decreased by $4.0 million to $12.7 million as compared to $16.7 million for the same period in 2018. The decrease in EBITDA was primarily due to a: (i) $4.0 million increase in management fees mainly due to the increase of the available days from 2,012 days for the three month period ended June 30, 2018, to 2,568 days for the three month period ended June 30, 2019; (ii) $0.9 million increase in general and administrative expenses also mainly related to the growth in our fleet; (iii) $0.6 million increase in time charter and voyage expenses; (iv) $0.5 million increase in other expense, net; and (v) $0.2 million increase in other direct vessel expenses. This overall resulting decrease of $6.2 million was partially offset by a $2.2 million increase in revenue reflecting the growth in the number of vessels operating in the fleet during the period.

EBITDA for the six months ended June 30, 2019 decreased by $7.6 million to $24.8 million as compared to $32.4 million for the same period in 2018. The decrease in EBITDA was primarily due to: (i) an $8.0 million increase in management fees mainly due to the increase of the available days from 3,919 days for the six month period ended June 30, 2018, to 5,039 days for the six month period ended June 30, 2019; (ii) a $1.8 million increase in general and administrative expenses also mainly related to the growth in our fleet; (iii) a $1.5 million increase in time charter and voyage expenses; (iv) a $0.2 million increase in other expense net; and (v) a $0.2 million increase in direct vessel expenses. This overall resulting decrease of $11.7 million was partially offset by $4.1 million increase in revenue reflecting the growth in the number of vessels operating in the fleet during the period.

Capital Expenditures

Navios Containers finances its capital expenditures with cash flow from operations, equity raisings, long term bank borrowings and other debt raisings. Capital expenditures for the six month periods ended June 30, 2019 and 2018 amounted to $56.6 million and $63.2 million, respectively. For the six month period ended June 30, 2019, expansion capital expenditures of $56.6 million related to the acquisition of one containership of which we took delivery on April 23, 2019, and capitalized expenses related to regulatory requirements, including ballast water treatment system, of our fleet. For the six month period ended June 30, 2018, expansion capital expenditures of $63.2 million related to the acquisition of two containerships of which we took delivery in the first half of 2018 and capitalized expenses.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by us to our Manager under the Management Agreement. Pursuant to a Management Agreement, dated June 7, 2017, as amended on November 23, 2017, April 23, 2018 and June 1, 2018 (the “Management Agreement”), the Manager provides commercial and technical management services to our vessels. In May 2019, we extended the existing fixed rates for technical and commercial management services under the Management Agreement until the end of 2019. The fee for the ship management services provided by the Manager is a daily fixed fee of $6,100 for containerships from 3,000 TEU up to 5,500 TEU and $7,400 for containerships from 8,000 TEU up to 10,000 TEU until December 2019. This fixed daily fee covers all of our vessels operating expenses, other than certain extraordinary fees and costs and excluding drydocking expenses which are reimbursed at cost by us.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of June 30, 2019:

	Payments due by period (unaudited)(3)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. dollars)
Loan obligations(1)	$44.7	$57.8	$83.3	$—	$185.8
Financial liability(2)	$8.8	$18.4	$56.7	$—	$83.9
Vessels acquisitions (3)	$52.5	$—	$—	$—	$52.5

Total contractual obligations	$106.0	$76.2	$140.0	$—	$322.2

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 3.00% to 5.00% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $9.2 million (less than 1 year), $13.8 million (1-3 years) and $5.2 million (3-5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of June 30, 2019, timing of scheduled payments and the term of the debt obligations.

(2)	Represents principal payments on amounts drawn under the financial liability and excludes interest payments of $4.8 million (less than 1 year), $8.0 million (1-3 years) and $3.6 million (3-5 years).
(3)

In July 2019, Navios Containers converted the obligation to purchase a 2011-built 10,000 TEU containership, into an option, expiring on March 31, 2020. The agreement grants Navios Containers the option and the right of first refusal to acquire the vessel at terms mutually agreed with the seller. In case Navios Containers does not exercise the option and the containership is not sold to a third party by March 31, 2020, Navios Containers will have to make a payment of $3.0 million to the sellers. The table above does not include committed debt relating to the acquisition of one 2011-built 10,000 TEU containership, of up to $30.4 million.

Related Party Transactions

Management fees: Pursuant to the Management Agreement, the Manager provides commercial and technical management services to the Company’s vessels. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. In May 2019, we extended the existing fixed rates for technical and commercial management services under our management agreement until the end of 2019. The fee for the ship management services provided by the Manager is a daily fee of US $6,100 for containerships from 3,000 TEU up to 5,500 TEU and $7,400 for containerships from 8,000 TEU up to 10,000 TEU. This fixed daily fee covers all of our vessels operating expenses, other than certain extraordinary fees and costs. For the six month periods ended June 30, 2019 and 2018 certain extraordinary fees and costs related to regulatory requirements, under the management agreement amounted to $3.6 million and $0, respectively, and are presented under “Acquisition of/additions to vessels” in the condensed consolidated statements of cash flows. Drydocking and special survey are paid to the Manager at cost. Total management fees included for the three month periods ended June 30, 2019 and 2018, under the respective agreement amounted to $16.4 million and $12.4 million, respectively, and are presented under “Management fees (entirely through related parties transactions)” in the condensed consolidated statements of income. Total management fees included for the six month periods ended June 30, 2019 and 2018, amounted to $32.1 million and $24.1 million, respectively, and are presented under “Management fees (entirely through related parties transactions)” in the condensed consolidated statements of income.

General & administrative expenses: Pursuant to the Administrative Services Agreement, dated June 7, 2017, the Manager also provides administrative services to Navios Containers, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. Total general and administrative fees charged by the Manager for the three and six month periods ended June 30, 2019 amounted to $2.0 million and $3.9 million, respectively, and are presented under “General and administrative expenses” in the condensed consolidated statements of income. Total general and administrative fees charged for the three and six month periods ended June 30, 2018 amounted to $1.6 million and $3.1 million, respectively (inclusive of expense reimbursement).

Balance due from/to related parties: Balance due to Navios Holdings as of June 30, 2019 amounted to $7.6 million (December 31, 2018: $4.1 million), and the Long-term receivable from Navios Holdings amounted to $8.2 million (December 31, 2018: $7.9 million). The balances mainly consisted of administrative fees, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as management fees, in accordance with the Management Agreement.

Omnibus Agreement: On June 7, 2017, the Company entered into an omnibus agreement with Navios Maritime Acquisition Corporation (“Navios Acquisition”), Navios Holdings and Navios Partners pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have granted a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliates to compete with the Company under specified circumstances.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollars denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S. $ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the three and six month period ended June 30, 2019, we paid interest on our outstanding debt at a weighted average interest rate of 5.85% and 5.88%, respectively. A 1% increase in LIBOR would have increased our interest expense for the three and six month period ended June 30, 2019 by $0.6 million and $1.2 million, respectively. For the three and six month period ended June 30, 2018, we paid interest on our outstanding debt at a weighted average interest rate of 5.78% and 5.61%, respectively. A 1% increase in LIBOR would have increased our interest expense for the three and six month ended June 30, 2018 by $0.3 million and $0.6 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the six month period ended June 30, 2019, our customers representing 10% or more of total revenues were NOL Liner Pte Ltd and Hapag-Lloyd AG which accounted for approximately 35.1% and 14.9% of our total revenues, respectively. For the comparative period in 2018 two customers, Mitsui O.S.K. Lines and NOL Liner Pte Ltd represented 36.3% and 23.6% of our total revenues, respectively. No other customer accounted for 10% or more of total revenues for the periods presented.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the Notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 8, 2019.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except for unit data)

	Notes	June 30, 2019 (unaudited)	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	3	$15,156	$16,958
Restricted cash	3	1,699	1,934
Accounts receivable, net	4	2,984	2,643
Inventories		4,904	599
Other current assets	5	3,942	2,903
Prepaid expenses		310	100

Total current assets		28,995	25,137

Non-current assets
Vessels, net	6	394,844	342,693
Intangible assets	7	15,674	25,350
Deferred drydock and special survey costs, net		12,940	11,386
Balance due from related parties, non-current	9,11	8,195	7,862
Other long-term assets		1,099	1,099

Total non-current assets		432,752	388,390

Total assets		$461,747	$413,527

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$2,403	$3,574
Accrued expenses		2,044	2,302
Deferred income and cash received in advance		1,292	2,152
Balance due to related parties, current	11	7,638	4,065
Financial liability short term, net of deferred finance costs	8,9	8,339	7,665
Current portion of long-term debt, net of deferred finance costs	8,9	43,680	27,626

Total current liabilities		65,396	47,384

Non-current liabilities
Long-term financial liability, net of current portion and net of deferred finance costs	8,9	74,053	78,100
Long-term debt, net of current portion and net of deferred finance costs	8,9	139,324	105,570

Total non-current liabilities		213,377	183,670

Total liabilities		278,773	231,054

Commitment and contingencies	10	—	—
Partners’ capital
Common unit holders — 34,603,100 common units issued and outstanding at June 30, 2019 and December 31, 2018	14	182,974	182,473

Total Partners’ capital		182,974	182,473

Total liabilities and Partners’ capital		$461,747	$413,527

See unaudited condensed notes to the condensed consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars—except for unit and per unit data)

	Notes	Three Month Period ended June 30, 2019 (unaudited)	Three Month Period ended June 30, 2018 (unaudited)	Six Month Period ended June 30, 2019 (unaudited)	Six Month Period ended June 30, 2018 (unaudited)
Revenue		$33,678	$31,508	$65,510	$61,425
Time charter and voyage expenses		(1,335)	(714)	(2,982)	(1,525)
Direct vessel expenses		(1,034)	(232)	(1,822)	(460)
Management fees (entirely through related parties transactions)	11	(16,408)	(12,449)	(32,131)	(24,088)
General and administrative expenses	11	(2,570)	(1,670)	(5,064)	(3,360)
Depreciation and amortization	6,7	(7,064)	(9,871)	(14,173)	(20,437)
Interest expense and finance cost, net	8	(4,386)	(2,067)	(8,484)	(3,938)
Other expense, net		(433)	(18)	(353)	(89)

Net income		$448	$4,487	$501	$7,528

Net earnings per common unit, basic and diluted	13	0.01	$0.13	0.01	$0.23
Weighted average number of common units, basic and diluted	13	34,603,100	34,603,100	34,603,100	32,433,336

See unaudited condensed notes to the condensed consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars—except for unit data)

	Note	Six Month Period Ended June 30, 2019 (unaudited)	Six Month Period Ended June 30, 2018 (unaudited)
OPERATING ACTIVITIES:
Net income		$501	$7,528
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	14,173	20,437
Amortization and write-off of deferred financing costs		1,145	526
Amortization of deferred drydock and special survey costs		1,620	460
Changes in operating assets and liabilities:
Increase in accounts receivable		(341)	(87)
Increase in balance due from related companies, current		—	(4,181)
(Increase)/decrease in inventories		(4,305)	205
Increase in other current assets		(1,039)	—
Increase in prepaid expenses		(210)	(2,653)
Increase in balance due from related parties, non-current		(333)	(1,274)
Increase in other long term assets		—	(457)
(Decrease)/increase in accounts payable		(1,171)	890
(Decrease)/increase in accrued expenses		(258)	45
Increase in due to related companies		3,573	—
Decrease in deferred income and cash received in advance		(860)	(205)
Payments for drydock and special survey costs		(3,174)	(1,621)

Net cash provided by operating activities		$9,321	$19,613

INVESTING ACTIVITIES:
Acquisition of/ additions to vessels	6,11	(56,647)	(63,174)

Net cash used in investing activities		$(56,647)	$(63,174)

FINANCING ACTIVITIES:
Proceeds from long-term borrowings, net	8	125,022	68,500
Repayment of long-term debt and financial liability		(77,882)	(25,930)
Debt issuance costs		(1,851)	(1,465)
Proceeds from issuance of common units, net of offering costs	14	—	29,055

Net cash provided by financing activities		$45,289	$70,160

Net (decrease)/increase in cash and cash equivalents and restricted cash		(2,037)	26,599

Cash and cash equivalents and restricted cash, beginning of period		18,892	14,501
Cash and cash equivalents and restricted cash, end of period		$16,855	$41,100

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net		$6,460	$3,408

See unaudited condensed notes to the condensed consolidated financial statements.

NAVIOS MARITIME CONTAINERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. dollars—except for unit data)

		Common unit holders		Total Partners’ Capital
	Note	Units	Amount
Balance, December 31, 2017		29,148,554	$140,718	$140,718
Proceeds from private placements, net of offering costs	14	5,454,546	29,055	29,055
Net income		—	3,041	3,041

Balance, March 31, 2018		34,603,100	$172,814	$172,814

Net Income		—	4,487	4,487

Balance, June 30, 2018		34,603,100	$177,301	$177,301

Balance, December 31, 2018		34,603,100	$182,473	$182,473

Net income		—	53	53

Balance, March 31, 2019		34,603,100	$182,526	$182,526

Net Income		—	448	448

Balance, June 30, 2019		34,603,100	$182,974	$182,974

See unaudited condensed notes to the condensed consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Containers Inc. (“Navios Containers Inc.”) was incorporated in the Republic of the Marshall Islands on April 28, 2017.

Conversion into Limited Partnership

On November 30, 2018, Navios Containers Inc. was converted into a limited partnership, Navios Maritime Containers L.P. (“Navios Containers L.P.” or the “Company”). The Company is a growth vehicle dedicated to the container sector of the maritime industry.

The Company converted the issued common shares to common units at the conversion ratio of one common share of Navios Maritime Containers Inc. for each common unit of Navios Containers L.P. In connection with the conversion, Navios Maritime Containers GP LLC, a Marshall Islands limited liability company and wholly-owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), has been admitted as Company’s general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distributions by, the partnership. The financial statements of the Company have been presented giving retroactive effect to the conversion described above which was treated as a reorganization made within the context of the Company’s above-mentioned transactions.

As of June 30, 2019, Navios Containers L.P. had a total of 34,603,100 common units outstanding. Navios Maritime Partners L.P. (“Navios Partners”) held 11,592,276 common units representing 33.5% of the equity and Navios Holdings held 1,263,276 common units representing 3.7% of the equity of Navios Containers L.P.

The common units of the Company commenced trading on the Nasdaq Global Select Market on December 10, 2018 under the ticker symbol “NMCI”.

The operations of the Company are managed by a wholly-owned subsidiary of Navios Holdings (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)

Basis of Presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Company’s consolidated financial positions, statement of changes in partner’s capital, statements of income and cash flows for the periods presented. The condensed balance sheet data as of December 31, 2018, was derived from audited financial statements, and as permitted by the requirements for interim financial statements, does not include information and disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”) for complete financial statements. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under U.S. GAAP for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Containers L. P.’s Annual Report for the year ended December 31, 2018 filed on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”). Based on internal forecasts and projections that take into account reasonably possible changes in the Company’s trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these interim condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

(b)

Principles of Consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Containers L.P., a Marshall Islands limited partnership, and its subsidiaries that are all 100% owned. All significant intercompany balances and transactions have been eliminated in the condensed consolidated financial statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

Subsidiaries included in the consolidation:

Company Name	Nature	Effective Ownership Interest	Country of Incorporation	Statements of Operations
				2019	2018
Navios Maritime Containers L.P.	Holding Company	—	Marshall Is.	01/01—06/30	01/01—06/30
Navios Partners Containers Finance Inc.	Sub—Holding Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Navios Partners Containers Inc.	Sub—Holding Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Olympia II Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Pingel Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Ebba Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Clan Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Sui An Navigation Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Bertyl Ventures Co.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Silvanus Marine Company	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Anthimar Marine Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Enplo Shipping Limited	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Morven Chartering Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Rodman Maritime Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Isolde Shipping Inc.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Velour Management Corp.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Evian Shiptrade Ltd.	Vessel Owning Company (1)	100%	Marshall Is.	01/01—06/30	01/01—06/30
Boheme Navigation Company	Sub—Holding Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Theros Ventures Limited	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Legato Shipholding Inc.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Inastros Maritime Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Zoner Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Jasmer Shipholding Ltd.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Thetida Marine Co.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Jaspero Shiptrade S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Peran Maritime Inc.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	01/01—06/30
Nefeli Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	03/13—06/30
Fairy Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	—
Limestone Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	—
Crayon Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	05/31—06/30
Chernava Marine Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	05/14—06/30
Proteus Shiptrade S.A	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	05/14—06/30
Vythos Marine Corp.	Vessel Owning Company	100%	Marshall Is.	01/01—06/30	05/31—06/30
Iliada Shipping S.A.	Operating Company	100%	Marshall Is.	01/01—06/30	05/31—06/30
Vinetree Marine Company	Operating Company	100%	Marshall Is.	01/01—06/30	04/04—06/30
Afros Maritime Inc.	Operating Company	100%	Marshall Is.	01/01—06/30	05/31—06/30

(1)	Currently, vessel-operating company under the sale and leaseback transaction.

(c) Recent Accounting Pronouncements:

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely matter. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018.

In November 2018, FASB issued ASU2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842.

In addition, in April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. The effective date and transition requirements for the amendments in this Update are the same as the effective dates and transition requirements in Update 2016-13, as amended by this Update.

The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents consisted of the following:

	June 30,2019	December 31,2018
Cash on hand and at banks	$15,156	$16,958

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

As of June 30, 2019 and December 31, 2018, restricted cash amounted to $1,699 and $1,934, respectively, and related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Containers L.P.’s credit facilities.

	June 30, 2019	December 31, 2018
Reconciliation of cash and cash equivalents and restricted cash:
Current assets:
Cash and cash equivalents	15,156	16,958
Restricted cash	1,699	1,934

Total cash and cash equivalents and restricted cash	$16,855	$18,892

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	June 30, 2019	December 31, 2018
Accounts receivable	$2,984	$2,643
Less: Provision for doubtful accounts	—	—

Accounts receivable, net	$2,984	$2,643

Financial instruments that potentially subject Navios Containers L.P. to concentrations of credit risk are accounts receivable. Navios Containers L.P. does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

NOTE 5: OTHER CURRENT ASSETS

As of June 30, 2019 and December 31, 2018, other current assets amounted to $3,942 and $2,903, respectively, which mainly related to the Company’s claims receivable. Claims receivable mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts.

NOTE 6: VESSELS, NET

Vessels consist of the following:

Vessels	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$178,136	$(539)	$177,597

Additions	$170,503	—	$170,503
Depreciation	—	$(5,407)	$(5,407)

Balance December 31, 2018	$348,639	$(5,946)	$342,693
Additions	$56,648	—	$56,648
Depreciation	—	$(4,497)	$(4,497)

Balance June 30, 2019	$405,287	$(10,443)	$394,844

Acquisition of Vessels

2019

On April 23, 2019 the Company purchased from an unrelated third party the Navios Constellation, a 2011-built 10,000 TEU containership, for an acquisition cost of $53,097.

2018

On December 17, 2018, the Company purchased from an unrelated third party the Bermuda, a 2010-built 4,360 TEU containership, for an acquisition cost of $11,098.

On December 7, 2018, the Company purchased from an unrelated third party the Bahamas, a 2010-built 4,360 TEU containership, for an acquisition cost of $13,422.

In November 2018, Navios Containers Inc. agreed to acquire two 2011-built 10,000 TEU containerships from an unrelated third party for a purchase price of $52,500 each, upon the exercise of Company’s purchase options by January 2019 and February 2019, respectively. See Note 10 “Commitments and Contingencies” for further discussion.

On September 12, 2018, Navios Containers Inc. purchased from an unrelated third party the Navios Miami, a 2009-built 4,563 TEU containership, for an acquisition cost of $14,105.

On July 2, 2018, Navios Containers Inc. purchased from Navios Partners the YM Utmost and the Navios Unite (formerly YM Unity), two 2006-built 8,204 TEU containerships, for an aggregate acquisition cost of $67,496.

On May 30, 2018, Navios Containers Inc. purchased from an unrelated third party the Navios Unison, a 2010-built 10,000 TEU containership, for an acquisition cost of $50,318.

On March 14, 2018, Navios Containers Inc. purchased from an unrelated third party the Niledutch Okapi (ex Navios Dorado), a 2010-built 4,250 TEU containership, for an acquisition cost of $11,931.

NOTE 7: INTANGIBLE ASSETS

Time charters with favorable terms consist of the charter out contracts acquired in relation to containerships purchased and are analyzed as following:

Time charters with favorable terms	June 30, 2019	December 31, 2018
Acquisition cost	$71,535	$71,535
Accumulated amortization	(55,861)	(46,185)

Time charters with favorable terms net book value	$15,674	$25,350

Amortization expense for the three and six month periods ended June 30, 2019 amounted to $4,642 and $9,676, respectively and is included under “Depreciation and Amortization” in the condensed consolidated statements of income. Amortization expense for the comparable periods in 2018 amounted to $8,952 and $18,796, respectively and is included under “Depreciation and Amortization” in the condensed consolidated statements of income.

The remaining aggregate amortization of acquired intangibles as of June 30, 2019 was as follows:

Description	Within one year	Year Two	Total
Time charters with favorable terms	$15,674	$—	$15,674

Total amortization	$15,674	$—	$15,674

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average remaining useful lives for time charters with favorable terms are 0.9 years.

NOTE 8: BORROWINGS

Borrowings consist of the following:

Navios Containers L.P. credit facilities	June 30, 2019	December 31, 2018
ABN AMRO Bank N.V. $50 million facility	$32,600	$50,000
BNP Paribas $24 million facility	—	29,464
BNP Paribas $25 million facility	—	23,611
BNP Paribas $54 million facility	48,750	—
HCOB $36 million facility	29,600	32,000
HCOB $127.2 million facility	59,892	—
Seller’s Credit	15,000	—

Total loans	$185,842	$135,075
Financial liability	83,903	87,530

Total borrowings	$269,745	$222,605

Total borrowings	June 30, 2019	December 31, 2018
Total borrowings	$269,745	$222,605
Less: current portion of long-term debt	(43,680)	(27,626)
Less: current portion financial liability	(8,339)	(7,665)
Less: Deferred financing costs	(4,349)	(3,644)

Total long-term borrowings, net	$213,377	$183,670

ABN AMRO BANK N.V Facilities: On June 29, 2017, the Company entered into a facility agreement with ABN AMRO BANK N.V. (“ABN AMRO”) for an amount of up to $40,000 to finance part of the purchase price of seven containerships. The facility was repaid in full on November 9, 2018. As of June 30, 2019, there was no outstanding amount under this facility.

On July 27, 2017, the Company entered into a facility agreement with ABN AMRO for an amount of up to $21,000 to finance part of the purchase price of seven containerships. The Company had drawn the entire amount under this loan, during the third quarter of 2017, net of the loan’s discount of $315. On December 1, 2017 the Company extended the facility dated July 27, 2017, for an additional amount of $50,000 to finance part of the purchase price of four containerships. The Company had drawn the entire amount under the additional loan, within the fourth quarter of 2017, net of the loan’s discount of $625. On December 6, 2018, Navios Containers L.P. refinanced the July 27, 2017 credit facility. As of June 30, 2019, there was no outstanding amount under this facility.

On December 3, 2018, the Company entered into a facility agreement with ABN AMRO for an amount of up to $50,000 divided into two tranches: (i) the first tranche is for an amount of up to $41,200 in order to refinance the outstanding debt of four containerships and to partially finance the acquisition of one containership; and (ii) the second tranche is for an amount of up to $8,800 in order to partially finance the acquisition of one containership. This loan bears interest at a rate of LIBOR plus 350 bps. On June 28, 2019, the Company entered into a supplemental agreement with ABN AMRO, under which the Company made a partial prepayment of the loan in the aggregate amount of $9,400 and two containerships were released from the facility. The outstanding loan amount of $32,600 as of June 30, 2019 is repayable in 14 quarterly installments, the first three in the amount of $3,400 each and the subsequent 11 in the amount of $1,050 each, along with a final balloon payment of $10,850 payable together with the last installment due on December 2022.

BNP Paribas Facilities: On December 20, 2017, the Company entered into a facility agreement with BNP Paribas for an amount of up to $24,000 (divided into four tranches of up to $6,000 each) to finance part of the purchase price of four containerships. The Company had drawn $24,000 under this facility, during the fourth quarter of 2017 and the first quarter of 2018, net of the loan’s discount of $300. In September 2018, the Company entered into a facility agreement with BNP Paribas to extend the facility dated December 20, 2017, for an additional amount of $9,000 to partially finance the purchase price of one containership. The Company drew the entire amount, net of the loan’s discount of $103.5, on September 7, 2018. These loans bore interest at a rate of LIBOR plus 300 bps. On June 28, 2019, Navios Containers L.P. refinanced the facilities dated in December 2017 and September 2018. As of June 30, 2019, there were no outstanding amounts under these facilities.

On May 25, 2018, the Company entered into a facility agreement with BNP Paribas, for an amount of up to $25,000, to finance part of the purchase price of one containership. This loan bore interest at a rate of LIBOR plus 300 bps. On May 29, 2018, the Company drew $25,000 under this facility, net of the loan’s discount of $300. On March 14, 2019, the facility was repaid in full. There was no outstanding loan amount under the facility as of June 30, 2019.

On June 26, 2019, the Company entered into a facility agreement with BNP Paribas for an amount of up to $54,000 to refinance the existing facilities of seven containerships. On June 27, 2019, the company drew $48,750 net of loan’s discount of $405. This loan bears interest at a rate of LIBOR plus 300 bps. The facility is repayable in 20 quarterly installments the first four in the amount of $2,031 each and the subsequent 16 in the amount of $1,693 each, along with a final balloon payment of $13,542 payable together with the last installment, falling due on June 2024. As of June 30, 2019, the outstanding loan amount under this facility was $48,750 and no amount remains to be drawn.

Hamburg Commercial Bank AG and Alpha Bank A.E.: On June 28, 2018, the Company entered into a facility agreement with Hamburg Commercial Bank AG and Alpha Bank A.E. for an amount of up to $36,000 to finance part of the purchase price of two containerships. This loan bears interest at a rate of LIBOR plus 325 bps. As of June 30, 2019, the Company had drawn $36,000 under this facility, net of the loan’s discount of $270. As of June 30, 2019, the outstanding loan amount under this facility was $29,600 and is repayable in 12 consecutive quarterly installments in an amount of $1,200 each together with a final balloon payment of $15,200 payable together with the last installment falling due in June 2022.

On November 9, 2018, the Company entered into a facility agreement with Hamburg Commercial Bank AG divided into four tranches of up to $31,800 each to finance part of the purchase price of up to four 10,000 TEU containerships. This loan bears interest at a rate of LIBOR plus 325 bps and commitment fee of 0.75% per annum on the undrawn loan amount. On March 12, 2019, Navios Containers L.P. cancelled one of the tranches of the facility. On March 13, 2019, the Company drew $30,150 of the second tranche, net of the loan’s discount of $166, to refinance the outstanding debt of one containership. The second tranche of the facility is repayable in 17 consecutive quarterly installments in an amount of $702.4 each together with a final balloon payment of $17,506 payable together with the last installment falling due in July 2023. On April 18, 2019, the Company drew $31,122 of the fourth tranche, net of the loan’s discount of $233, to finance part of the purchase price of one containership. The fourth tranche of the facility is repayable in 17 consecutive quarterly installments in an amount of $678 each together with a final balloon payment of $18,918 payable together with the last installment falling due in July 2023. As of June 30, 2019, no amount had been drawn under the third tranche of the facility (see Notes 15) which is repayable in 17 consecutive quarterly installments in an amount of $678 each together with a final balloon payment of $18,918. As of June 30, 2019, the outstanding loan amount under the facility was $59,892 and the amount remaining to be drawn was $30,444.

Sellers’ Credit: In January 2019, the Company entered into a sellers’ credit agreement in connection with the acquisition of two 10,000 TEU containerships, for an amount of up to $20,000 at a rate of 5% per annum, divided in two tranches of $15,000 and $5,000. On April 23, 2019, following the acquisition of one 2011-built 10,000 TEU containership, the company drew $15,000, net of discount of $150. In July 2019, following the conversion of the purchase obligation of the second 2011-built 10,000 TEU containership into an option, the second tranche expired (see Note 15). The drawn sellers’ credit matures in January 2020.

Financial Liability: On May 25, 2018, the Company entered into a $119,000 sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd to refinance the outstanding balance of the existing facilities of 18 containerships. The Company has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. On June 29, 2018, the Company completed the sale and leaseback of the first six vessels for $37,500. On July 27, 2018 and on August 29, 2018, the Company completed the sale and leaseback of four additional vessels for $26,000. On November 9, 2018, the Company completed the sale and leaseback of four additional vessels for $26,700. The Company did not proceed with the sale and leaseback transaction of the four remaining vessels. The Company is obligated to make 60 monthly payments in respect of all 14 vessels of approximately $1,097 each. The Company also has an obligation to purchase the vessels at the end of the fifth year for $45,100. As of June 30, 2019, the outstanding balance under the sale and leaseback transaction was $83,903.

Amounts drawn under the facilities are secured by first priority mortgages on the Company’s vessels. The credit facilities and sale and leaseback transaction contain a number of restrictive covenants that limit Navios Containers L.P. and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions other than on arm’s length terms; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of the Company’s vessels; acquiring any vessel or permitting any guarantor to acquire any further assets or make investments; purchasing or otherwise acquiring for value any units of its capital or declaring or paying any distributions; permitting any guarantor to form or acquire any subsidiaries. The majority of credit facilities and sale and leaseback transaction also require the vessels to comply with the ISM Code and ISPS Code and to maintain safety management certificates and documents of compliance at all times.

The Company’s credit facilities and sale and leaseback transaction also require compliance with a number of financial covenants, including: (i) maintain a value to loan ratio ranging from 120% to 125%; (ii) minimum free consolidated liquidity of $14,500 as at June 30, 2019 and equal to at least the product of $500 and the total number of vessels as defined in the Company’s credit facilities; (iii) maintain a ratio of liabilities-to-assets (as defined in the credit facilities) of less than 0.80 : 1.00; and (iv) maintain a minimum net worth of at least $75,000. Among other events, it will be an event of default under the credit facilities and sale and leaseback transaction if the financial covenants are not complied with.

In addition, it is a requirement under the credit facilities that Navios Holdings, Navios Partners, Angeliki Frangou and their respective affiliates collectively own at least 20% of the Company.

As of June 30, 2019, the Company was in compliance with all of the covenants under all of its credit facilities and sale and leaseback transaction.

The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2019, were 5.85% and 5.88%, respectively. The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2018, were 5.78% and 5.61%, respectively.

For the three month periods ended June 30, 2019 and June 30, 2018, interest expense amounted to $3,846 and $1,812, respectively, and was included under “Interest expense and finance cost, net” in the condensed consolidated statements of income. For the six month periods ended June 30, 2019 and June 30, 2018, interest expense amounted to $7,340 and $3,412, respectively, and was included under “Interest expense and finance cost, net” in the condensed consolidated statements of income.

The maturity table below reflects the principal payments for the next five years of all borrowings of Navios Containers L.P. outstanding as of June 30, 2019 based on the repayment schedules of the respective loan facilities and financial liability (as described above).

Payment due by 12 month period ending	Amount in thousands of U.S. dollars
June 30, 2020	$53,464
June 30, 2021	30,195
June 30, 2022	45,945
June 30, 2023	54,028
June 30, 2024	86,113

Total	$269,745

NOTE 9: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the condensed consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the condensed consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Balance due from related parties, non-current: The carrying amount of due from related parties non-current reported in the condensed consolidated balance sheet approximates its fair value.

Long-term debt: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs.

Financial liability: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the financial liability continues to approximate its fair value, excluding the effect of any deferred finance costs.

The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2019		December 31, 2018
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$15,156	$15,156	$16,958	$16,958
Restricted cash	$1,699	$1,699	$1,934	$1,934
Balance due from related parties, non-current	$8,195	$8,195	$7,862	$7,862
Long-term debt, including current portion, net	$(183,004)	$(185,842)	$(133,196)	$(135,075)
Financial liability, including current portion, net	$(82,392)	$(83,903)	$(85,765)	$(87,530)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at June 30, 2019
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$15,156	$15,156	$—	$—
Restricted cash	$1,699	$1,699	$—	$—
Balance due from related parties, non-current(1)	$8,195	$—	$8,195	$—
Long-term debt, including current portion, net(2)	$(185,842)	$—	$(185,842)	$—
Financial liability, including current portion, net (3)	$(83,903)	$—	$(83,903)	$—

	Fair Value Measurements at December 31, 2018
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$16,958	$16,958	$—	$—
Restricted cash	$1,934	$1,934	$—	$—
Balance due from related parties, non-current(1)	$7,862	$—	$7,862	$—
Long-term debt, including current portion, net(2)	$(135,075)	$—	$(135,075)	$—
Financial liability, including current portion, net (3)	$(87,530)	$—	$(87,530)	$—

(1)

The fair value of the Company’s receivable from related companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

(2)

The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

(3)

The fair value of the Company’s financial liability is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

NOTE 10: COMMITMENTS AND CONTINGENCIES

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions are recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. While the ultimate disposition of these actions cannot be predicted with certainty, management does not believe the outcome, individually or in aggregate, of such actions will have a material effect on the Company’s financial position, results of operations or cash flows.

In February 2019, the Company announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52,500. See also Note 15.

NOTE 11: TRANSACTIONS WITH RELATED PARTIES

Management fees: Pursuant to a management agreement dated June 7, 2017, as amended on November 23, 2017, April 23, 2018, and June 1, 2018 the Manager provides commercial and technical management services to the Company’s vessels. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. In May 2019, the Company extended the existing fixed rates for technical and commercial management services under its management agreement until the end of 2019. The fee for the ship management services provided by the Manager is a daily fee of US $6.1 for containerships from 3,000 TEU up to 5,500 TEU and $7.4 for containerships from 8,000 TEU up to 10,000 TEU. This fixed daily fee covers all of our vessels operating expenses, other than certain extraordinary fees and costs. For the six month periods ended June 30, 2019 and 2018 certain extraordinary fees and costs related to regulatory requirements, under Company’s management agreement amounted to $3,559 and $0, respectively, and are presented under “Acquisition of/additions to vessels” in the condensed consolidated statements of cash flows. Drydocking and special survey are paid to the Manager at cost. Total management fees included for the three month periods ended June 30, 2019 and 2018, under the respective agreement amounted to $16,408 and $12,449, respectively, and are presented under “Management fees (entirely through related parties transactions)” in the condensed consolidated statements of income. Total management fees included for the six month periods ended June 30, 2019 and 2018, amounted to $32,131 and $24,088, respectively, and are presented under “Management fees (entirely through related parties transactions)” in the condensed consolidated statements of income.

General & administrative expenses: Pursuant to the Administrative Services Agreement, dated June 7, 2017, the Manager also provides administrative services to Navios Containers L.P., which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for five years periods thereafter unless a notice for termination is received by either party. Total general and administrative fees charged by the Manager for the three and six month periods ended June 30, 2019 amounted to $2,008 and $3,941, respectively, and are presented under “General and administrative expenses” in the condensed consolidated statements of income. Total general and administrative fees charged for the three and six month periods ended June 30, 2018 amounted to $1,550 and $3,095, respectively (inclusive of expense reimbursement).

Balance due from/to related parties: Balance due to Navios Holdings as of June 30, 2019 amounted to $7,638 (December 31, 2018: $4,065), and the Long-term receivable from Navios Holdings amounted to $8,195 (December 31, 2018: $7,862). The balances mainly consisted of administrative fees, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as management fees, in accordance with the Management Agreement.

Omnibus Agreement: On June 7, 2017, the Company entered into an omnibus agreement with Navios Maritime Acquisition Corporation (“Navios Acquisition”), Navios Holdings and Navios Partners pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have granted a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliates to compete with the Company under specified circumstances.

NOTE 12: SEGMENT INFORMATION

The Company reports financial information and evaluates its operations by charter revenues. The Company does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

The following table sets out operating revenue by geographic region for the Company’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

	Three Month Period Ended June 30, 2019	Three Month Period Ended June 30, 2018	Six Month Period Ended June 30, 2019	Six Month Period Ended June 30, 2018
Asia	$21,314	$27,043	$43,731	$50,268
Europe	12,364	4,465	21,779	11,157

Total Revenue	$33,678	$31,508	$65,510	$61,425

NOTE 13: EARNINGS PER UNIT

The unit and per unit data included in the accompanying consolidated financial statements have been restated for the periods presented to reflect the Company’s conversion to a limited partnership, as discussed in Note 1.

Earnings per unit is calculated by dividing net income available to common unit holders by the weighted average number of common units of Navios Containers L.P. outstanding during the period.

The general partner interest is a non-economic interest, meaning the Company’s general partner, Navios Maritime Containers GP LLC, does not participate in the Company’s distributions, profits or losses by reason of owning its general partner interest.

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended June 30, 2019	Three Month Period Ended June 30, 2018	Six Month Period Ended June 30, 2019	Six Month Period Ended June 30, 2018
Numerator
Net income	$448	$4,487	$501	$7,528
Denominator:
Denominator for basic and diluted earnings per common unit—weighted average number of common units	34,603,100	34,603,100	34,603,100	32,433,336

Basic and diluted net earnings per common unit	0.01	0.13	0.01	0.23

NOTE 14: PARTNERS’ CAPITAL

Navios Containers L.P.

Common units represent limited partnership interests in the Company. The holders of common units are entitled to participate pro rata in distributions from the Company and to exercise the rights or privileges that are available to common unit holders under the Company’s partnership agreement. The common unit holders have limited voting rights. The vote of the holders of at least 75% of all outstanding common units is required to remove the general partner.

Navios Containers Inc.

On March 13, 2018, Navios Containers Inc. closed a follow-on private placement and issued 5,454,546 common shares at a subscription price of $5.50 per share, resulting in gross proceeds of $30,000. Navios Partners invested $14,460 and received 2,629,095 common shares and Navios Holdings invested $500 and received 90,909 common shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the newly issued equity, respectively, at an exercise price of $5.50 per share.

On November 30, 2018, Navios Containers Inc. converted the issued shares of common stock to common units (see Note 1).

In March 2019, the Board of Directors authorized a unit repurchase program for up to $10,000 of the Company’s common units over a one-year period. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Company’s management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number of units of common equity and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically. As of June 30, 2019, no unit repurchases have been concluded.

Following the private placement and the conversion described above, the Company had a total of 34,603,100 common units outstanding as of June 30, 2019. Upon the conversion of Navios Maritime Containers Inc. to a limited partnership all of the warrants described above issued to Navios Partners and Navios Holdings expired.

NOTE 15: SUBSEQUENT EVENTS

In July 2019, Navios Containers L.P converted the obligation to purchase a 2011-built 10,000 TEU containership, into an option, expiring on March 31, 2020. The agreement grants Navios Containers the option and the right of first refusal to acquire the vessel at terms mutually agreed with the seller. In case Navios Containers L.P. does not exercise the option and the containership is not sold to a third party by March 31, 2020, Navios Containers L.P. will have to make a payment of $3,000 to the sellers.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME CONTAINERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: August 13, 2019